Filed by Silver Spike Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 18, 2024

Silver Spike Investment Corp.

(Exact name of Registrant as Specified in Its Charter)

Maryland	001-40564	86-2872887
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Madison Avenue, Suite 1800 New York, New York	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 905-4923

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	SSIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934. Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Purchase Agreement

Overview

On February 18, 2024, Silver Spike Investment Corp., a Maryland corporation (NASDAQ: SSIC) (“SSIC” or “the Company”), entered into a Purchase Agreement (the “Purchase Agreement”) with Chicago Atlantic Loan Portfolio, LLC, a Delaware limited liability company (“CALP”). The Purchase Agreement provides that, subject to the conditions set forth in the Purchase Agreement, at the closing of the transactions contemplated by the Purchase Agreement (the “Closing”, and the date on which the Closing occurs, the “Closing Date”), SSIC will issue to CALP shares of SSIC’s common stock, par value $0.01 per share (the “SSIC Common Stock” and the issuance of such SSIC Common Stock, the “Stock Issuance”) in consideration for acquiring a portfolio of loans (the “Loan Portfolio” and together with the Stock Issuance, the “Loan Portfolio Acquisition") from CALP (the “Loan Purchase” and together with the Stock Issuance, the “Transactions”).

The board of directors of SSIC (the “SSIC Board”), on the recommendation of a special committee (the “Special Committee”) comprised solely of all of the independent directors of SSIC, has approved the Purchase Agreement and the Transactions contemplated thereby.

As of January 1, 2024, the Loan Portfolio comprised 24 loans with an aggregate value of approximately $130 million. CALP has agreed to use reasonable best efforts to add 4 loans with an aggregate value of approximately $43 million to the Loan Portfolio prior to the Closing. SSIC and CALP may also agree to the addition of other loans to the Loan Portfolio prior to the Closing. The inclusion and/or addition of certain loans to the Loan Portfolio requires third-party consents, and/or such loans may need to be acquired by CALP, and there can be no assurance that any additional loans will be added to the Loan Portfolio prior to the Closing. Certain loans may also be removed from the Loan Portfolio upon the agreement of SSIC and CALP, if required third-party consents are not obtained, or upon the repayment of the loans.

The Transactions; Valuations

At the Closing, (x) CALP shall sell and transfer to SSIC, and SSIC shall purchase and acquire from CALP, the Loan Portfolio, including all of CALP’s right, title and interest in, to and under each loan in the Loan Portfolio, the loan documents, collateral and files relating to each loan in the Loan Portfolio, and all amounts received by CALP after the Closing Cut-off Time (as defined below) arising under or in connection with each such loan (the “Contributed Investment Assets”), and (y) SSIC shall issue and sell to CALP, and CALP shall purchase and acquire from SSIC, such number of newly issued shares of SSIC Common Stock (the “Purchased Shares”) equal to (i) the fair value of the Contributed Investment Assets (the “Contributed Investment Assets Fair Value”) as of the Closing Cut-off Time, divided by (ii) the SSIC NAV Per Share. The “SSIC NAV Per Share” means the SSIC NAV (as defined below) divided by the number of outstanding shares of SSIC Common Stock as of the Closing Cut-off Time.

Promptly, and within twenty-four (24) hours following 5:00 p.m. Central time on the second day (excluding Sundays and holidays) immediately prior to the Closing Date (the “Closing Cut-off Time”), SSIC will deliver to CALP a calculation of the net asset value of SSIC (the “SSIC NAV”) and the Contributed Investment Assets Fair Value as of the Closing Cut-off Time, in each case using the valuation policies and procedures of SSIC (the “Calculation Notice”). To the extent that CALP does not agree with the calculation of the SSIC NAV or the Contributed Investment Assets Fair Value presented by SSIC and set forth in the Calculation Notice, the parties shall negotiate in good faith to agree upon the calculation of the SSIC NAV or the Contributed Investment Assets Fair Value, as the case may be, prior to Closing.

Closing Conditions

Consummation of the Transactions is subject to certain closing conditions, including (1) requisite approvals of SSIC’s stockholders, (2) finalization of the Contributed Investment Assets Fair Value and SSIC NAV calculations, (3) the absence of certain legal impediments or challenges to the consummation of the Transactions by a governmental entity, (4) the effectiveness of a registration statement registering the issuance of the new shares of SSIC Common Stock and the listing of the new shares of SSIC Common Stock on the NASDAQ Global Market, (5) the Purchased Shares, after giving effect to the Stock Issuance, would collectively constitute at least 65%, but no more than 75%, of the total issued and outstanding SSIC Common Stock, (6) the absence of a “material adverse effect” on the applicable party (or SSIC’s investment adviser) and (7) subject to certain exceptions, the accuracy of the representations, warranties and other factual statements and compliance with the covenants set forth in the Purchase Agreement.

No-Solicitation

The Purchase Agreement provides that SSIC must immediately terminate any existing discussions and negotiations regarding any competing proposals and may not solicit competing proposals, or, subject to certain exceptions, enter into discussions or negotiations or provide information in connection with any competing proposal. However, the SSIC Board may, subject to certain conditions (including engaging in negotiations with CALP, if CALP wishes to negotiate), change its recommendation to the stockholders of SSIC and, subject to payment by SSIC of a termination fee in an amount of $6,046,613 (the “Termination Fee”), terminate the Purchase Agreement to enter into a definitive agreement with respect to a superior proposal if the SSIC Board (acting on the recommendation of the Special Committee) determines in good faith, after consultation with its outside financial advisor and outside legal counsel that the failure to take such action would be reasonably likely to constitute a breach of the standard of conduct applicable to the directors of SSIC under applicable law (taking into account, among other factors, any changes to the Purchase Agreement proposed by CALP).

Termination; Termination Fees

The Purchase Agreement contains certain reciprocal termination rights for both parties, including if the Transactions are not consummated on or before November 18, 2024 or if the requisite approvals of the SSIC stockholders are not obtained. In addition, the Purchase Agreement contains certain termination rights for SSIC and CALP, including the right of SSIC to terminate the Agreement in order for SSIC to enter into a definitive agreement with respect to a superior proposal, subject to complying with certain requirements and the payment by SSIC to CALP of the Termination Fee. CALP also has a right to terminate the Purchase Agreement in the event the SSIC Board changes its recommendation to the stockholders of SSIC (subject to payment of the Termination Fee) or in the event SSIC or the SSIC Board materially breaches their respective nonsolicitation obligations (subject to payment of the Termination Fee in certain circumstances). The Termination Fee is also payable in the event of certain other terminations when a competing proposal has been made public (or was otherwise known to the SSIC Board) and was not withdrawn prior to termination and a definitive agreement is entered into a competing proposal or a competing proposal is consummated within twelve months after such termination.

Representations, Warranties and Covenants

The Purchase Agreement contains customary representations and warranties by each of SSIC and CALP and certain statements regarding SSIC’s investment adviser. The Purchase Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of SSIC’s and CALP’s businesses during the period prior to Closing. SSIC has agreed to convene and hold a stockholder meeting for the purpose of obtaining the approvals required of its stockholders and has agreed that the SSIC Board will, subject to certain exceptions, recommend that SSIC stockholders approve the applicable proposals in connection with the Transactions.

Indemnification

Subject to the terms of the Purchase Agreement, CALP will indemnify SSIC for damages, losses, liabilities and expenses suffered by SSIC arising out of any inaccuracy, misrepresentation or breach of certain representations of CALP with respect to the Contributed Investment Assets, subject to certain per-claim and aggregate deductibles. CALP’s maximum liability with respect to claims of indemnification by SSIC will not exceed the value of such number of Purchased Shares (the “Holdback Shares”) equal to the lesser of: (x) the quotient of (i) $10,000,000 divided by (ii) the SSIC NAV Per Share or (y) 3% of the total issued and outstanding SSIC Common Stock after giving effect to the Stock Issuance. From the time of the issuance of the Holdback Shares until the six month anniversary of the Closing Date (the “Holdback Release Date”), CALP will not be allowed to sell, transfer, distribute, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Holdback Shares (the “Transfer Restrictions”). Upon the Holdback Release Date, the Holdback Shares that are not subject to pending claims will cease to be subject to the Transfer Restrictions.

Expenses

All fees and expenses incurred in connection with the Transactions will be borne by the party incurring such fees or expenses except that transfer and similar taxes incurred in connection with the consummation of the Transactions will be borne by SSIC.

Voting Agreement

On February 18, 2024, CALP, Silver Spike Capital, LLC, a stockholder of SSIC (“Silver Spike”), Silver Spike Holdings, LP (“Silver Spike Holdings”), the managing member of Silver Spike, and Scott Gordon, managing member of the general partner of Silver Spike Holdings, entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, Silver Spike has agreed (i) to vote all shares of SSIC Common Stock beneficially owned by Silver Spike in favor of the Transactions, (ii) to vote against any competing proposal or a superior proposal and (iii) not enter into any contract, option or other arrangement or understanding with respect to the transfer of any shares of the SSIC Common Stock beneficially owned by Silver Spike, other than certain customary exceptions.

The Voting Agreement will terminate upon the earliest to occur of: (i) the mutual consent of CALP and Silver Spike, (ii) the termination of the Purchase Agreement in accordance with its terms or (iii) the Closing. Silver Spike has also the right to terminate the Voting Agreement if the Purchase Agreement is amended in a manner materially averse to Silver Spike without Silver Spike’s consent.

General

The foregoing summary description of the Purchase Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The Purchase Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The Purchase Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Purchase Agreement and as of specific dates; were solely for the benefit of the parties to the Purchase Agreement (except as may be expressly set forth in the Purchase Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Purchase Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Purchase Agreement.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC; and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this Current Report on Form 8-K on information available to it on the date of this Current Report on Form 8-K, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the Securities and Exchange Commission (the “SEC”), including the Proxy Statement/Prospectus (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination involving the Company and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, the Company intends to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a proxy statement and a prospectus of the Company (the “Proxy Statement/Prospectus”). This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from the Company’s website at ssic.silverspikecap.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company stockholders in connection with the Loan Portfolio Acquisition will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1*	Purchase Agreement by and between Silver Spike Investment Corp. and Chicago Atlantic Loan Portfolio, LLC dated as of February 18, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Silver Spike Investment Corp.

February 23, 2024	By:	/s/ Umesh Mahajan
		Name:	Umesh Mahajan
		Title:	Chief Financial Officer